Exhibit 12.1
Quicksilver Resources Inc.
Statement Re: Computation of Ratios
(dollars in thousands)

	Three
	Months
	Ended
	March 31,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003

Earnings:
Income before taxes	$66,596	$736,941	$131,960	$127,974	$45,446	$28,502
Income of equity investees	(6,219)	(661)	(526)	(914)	(1,178)	(1,331)
Cash distributions from equity investees	9,660	10,272	2,534	1,475	1,564	2,251
Fixed charges	14,137	73,835	46,828	23,450	16,149	20,655

Earnings	$84,174	$820,387	$180,796	$151,985	$61,981	$50,077

Fixed Charges:

Interest expense, including amortization of debt issue costs	$11,832	$70,527	$44,061	$21,740	$15,662	$20,182
Interest capitalized	1,719	1,091	1,882	1,132	—	—
Estimated interest factor of rental expense	586	2,217	885	578	487	473

Fixed Charges	$14,137	$73,835	$46,828	$23,450	$16,149	$20,655

Ratio of Earnings to Fixed Charges (1)	6.0x	11.1x	3.9x	6.5x	3.8x	2.4x

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes minus income from equity investees plus distributed earnings from equity investees and fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs, interest capitalized and that portion of rental expense considered to be a reasonable approximation of interest.